

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2021

Aaron I. Davis
Chief Executive Officer
BCTG Acquisition Corp.
12860 El Camino Real, Suite 300
San Diego, CA 92130

> **Re:** **BCTG Acquisition Corp.**
> **Form S-4, as amended**
> **Exhibit Nos. 10.19 and 10.20**
> **Filed April 20, 2021**
> **File No. 333-255354**

Dear Mr. Davis:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance